October 23, 2019

Michael Karnjanaprakorn
Chief Executive Officer
Otis Gallery LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

       Re: Otis Gallery LLC
           Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed September 25, 2019
           File No. 024-10951

Dear Mr. Karnjanaprakorn:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A

General

1. We note that North Capital Private Securities Corporation is acting as the soliciting agent, executing broker and escrow agent in connection with the offering, that North
      Capital will receive a brokerage fee of 1% of the amount raised through each offering, and that North Capital owns the platform technology that has been licensed to Otis
      Gallery. Please tell us the basis for your conclusion that North Capital is not an
      "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as
      amended. Please also refer to Question 111.01 of our Securities Act Sections Compliance
      and Disclosure Interpretations, which are available on our website. Please note that if you determine that North Capital is a statutory underwriter, then you must identify North
      Capital as such on your cover page and revise your offering statement, including your
      Plan of Distribution, accordingly.
 Michael Karnjanaprakorn
Otis Gallery LLC
October 23, 2019
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact please Scott Anderegg, Staff Attorney, at 202-551-3342 or Lilyanna
Peyser, Special Counsel, at 202-551-3222 with any questions.



FirstName LastNameMichael Karnjanaprakorn                    Sincerely,
Comapany NameOtis Gallery LLC
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